Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: TCW Metropolitan West Funds

SEC File No. 811-07989 and 333-18737

Conversion of TCW MetWest Sustainable Securitized Mutual Fund (MWESX) to TCW Securitized Income ETF

FAQs for Intermediaries

What’s happening?

TCW has proposed, and the Board has approved, converting TCW MetWest Sustainable Securitized Mutual Fund (MWESX) into a newly-registered ETF, TCW Securitized Income ETF. TCW Securitized Income ETF will invest primarily in non-sustainable and sustainable securitized investments, whereas MWESX primarily invests in sustainable securitized investments. Like MWESX, TCW Securitized Income ETF is expected to invest across residential mortgage-backed securities, commercial mortgage-backed securities, other asset backed securities, real estate related debt, mortgage pass-through securities, as well as floating, variable and fixed-rate securities.

Will shareholders need to vote on this change?

No. The conversion will not require a shareholder vote.

What is the new ETF called?

The new fund will be called TCW Securitized Income ETF.

Will the ETF maintain MWESX’s performance history?

Yes, TCW Securitized Income ETF will inherit the performance and accounting records of TCW MetWest Sustainable Securitized Fund.

What is the fee for the ETF?

The ETF will charge a unitary fee of 0.40%, pursuant to which the adviser will pay all operating expenses of the Fund other than management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses. The total operating expenses of the lowest priced share class of MWESX is currently 0.49%.

When is it happening?

The conversion is expected to occur in June 2026.

Why are we doing this?

-	Many clients have a clear preference for ETFs, which offer several benefits over mutual funds including lower costs, portfolio transparency and intraday trading.

-	TCW believes increased investment flexibility can offer greater investment opportunities over a market cycle. Sustainable securitized bonds remain an important part of the sector and selection universe, but will not be the sole focus of TCW Securitized Income ETF

Is the PM team the same?

Peter Van Gelderen, Liza Crawford, Palak Pathak will be joined by Generalist and CIO Bryan Whalen.

What’s Staying the Same, and What’s Changing?

Staying the Same	Changing
Same investment team and research process	Mutual fund → ETF wrapper
Same securitized expertise across RMBS, CMBS, ABS, CLOs	Broader focus (non-sustainable and sustainable investments)
Active security selection focus	Higher income orientation and greater use of non-IG
Risk management discipline	Greater use of ABS and CLOs
Track record preserved	ETF daily liquidity & transparency

Will the investment strategy change?

The investment strategy continues to be focused on generating excess return in the securitized credit sector. Because of changing market conditions, the strategy will allow for greater investment flexibility, as summarized below:

Prospectus Category	Current – MWESX	Converted – TCW Securitized Income ETF
Sustainability Test	80% Sustainable Securitized	Removed
Securitized Test	80% Sustainable Securitized	80% Securitized
Duration	2-8 Years	Removed
Below-IG Allocation	Max 20%	Removed
Non-USD and Non-US Securities	Max 20%	Removed

These changes are intended to position the fund more competitively within the Morningstar Securitized Bond – Diversified ETF category and provide greater yield and return potential.

More information about the proposed reorganizations will be included in the information statement/prospectus when it is available and provided to shareholders.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the TCW Sustainable Securitized Fund or TCW Securitized Income ETF, nor is it a solicitation of any proxy. For more information regarding either fund, or to receive a free copy of the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the merger has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement relating to the proposed merger will also be available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the prospectus/proxy statement relating to the proposed merger carefully before making any investment decisions.

Please retain this Supplement with your records.